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--------                                  UNITED STATES SECURITIES AND EXCHANGE COMMISSION             -----------------------------
 FORM 4                                                WASHINGTON, D.C. 20549                                   OMB APPROVAL
--------                                                                                               -----------------------------
/ / Check this box if no                    STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                OMB Number:       3235-0287
    longer subject to                                                                                   Expires: January 31, 2005
    Section 16.  Form 4 or    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,   Estimated average burden
    Form 5 obligations may       Section 17(a) of the Public Utility Holding Company Act of 1935 or     hours per response .... 0.5
    continue.  SEE                       Section 30(h) of the Investment Company Act of 1940           -----------------------------
    Instruction 1(b).
(Print or Type Responses)
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1. Name and Address of Reporting Person*     2. Issuer Name AND Ticker or Trading Symbol     6. Relationship of Reporting Person(s)
                                                                                                 to Issuer (Check all applicable)
                                                                                                    Director         X   10% Owner
   Gary Magness, c/o Raymond L. Sutton          Liberty Media Corporation; L; LMC.B; LMC.RT    ----                 ----
---------------------------------------------------------------------------------------------       Officer (give        Other
    (Last)        (First)        (Middle)    3. I.R.S. Identification   4. Statement for       ----          title  ---- (specify
                                                Number of Reporting        Month/Day/Year                    below)       below)
                                                Person, if an entity
   Baker & Hostetler LLP, 303 East 17th Ave.,   (voluntary)
   Suite 1100                                                                11/27/02
--------------------------------------------    ---------------------      ------------------ -------------------------------------
                  (Street)                                              5. If Amendment,      7. Individual or Joint/Group Filing
                                                                           Date of Original       (Check Applicable Line)
                                                                           (Month/Day/Year)   _X_Form filed by One Reporting Person
                                                                                              ___Form filed by More than One
   Denver, CO 80203                                                           12/02/02           Reporting Person
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    (City)       (State)            (Zip)        TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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1. Title of   2. Trans-  2A. Deemed     3. Trans-     4. Securities Acquired (A)      5. Amount of      6. Owner-     7. Nature
   Security      action      Execution     action        or Disposed of (D)              Securities        ship          of In-
   (Instr. 3)    Date        Date,         Code          (Instr. 3, 4 and 5)             Beneficially      Form:         direct
                             if any        (Instr. 8)                                    Owned Follow-     Direct        Bene-
                 (Month/     (Month/                                                     ing Reported      (D) or        ficial
                 Day/        Day/          ------------------------------------------    Transaction(s)    Indirect      Owner-
                 Year)       Year)                                   (A) or              (Instr. 3         (I)           ship
                                           Code    V       Amount    (D)     Price        and 4)           (Instr. 4)    (Instr. 4)
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Series A
Common Stock    11/27/02                    X              102,335     A     $6.00       736,895              D
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Series A
Common Stock    11/27/02                    X              2,853,063   A     $6.00       27,185,975           I            (1)(7)
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Series A
Common Stock    11/27/02                    X              933,862     A     $6.00       7,433,756            I            (2)(7)
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Series A
Common Stock    11/27/02                    X              41,760      A     $6.00       1,057,912            I            (3)(7)
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Series A
Common Stock    11/27/02                    X              311,288     A     $6.00       2,685,444            I            (4)
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Series A
Common Stock    11/27/02                    X              485         A     $6.00       8,537                I            (5)
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Series A
Common Stock    11/27/02                    X              20          A     $6.00       520                  D            (6)
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Series A
Common Stock    11/27/02                    X              16          A     $6.00       416                  I            (8)
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                            TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                   (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative Security     2. Conver-   3. Trans-   3A. Deemed   4. Transac-   5. Number of Deriv-      6. Date Exer-
   (Instr. 3)                          sion or      action       Execution   tion Code     ative Securities Ac-     cisable and Ex-
                                       Exercise     Date         Date,       (Instr. 8)    quired (A) or Dis-       piration Date
                                       Price of    (Month/       if any                    posed of (D)             (Month/Day/
                                       Deriv-       Day/         (Month/                   (Instr. 3, 4, and 5)     Year)
                                       ative        Year)        Day/
                                       Security                  Year)
                                                                          --------------------------------------  ----------------
                                                                                                                  Date     Expira-
                                                                                                                  Exer-    tion
                                                                           Code    V        (A)        (D)        cisable  Date
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Subscription Rights                    $6.00       11/27/02                 X                        102,335     10/31/02  12/02/02
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Subscription Rights                    $6.00       11/27/02                 X                        2,853,063   10/31/02  12/02/02
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Subscription Rights                    $6.00       11/27/02                 X                        933,862     10/31/02  12/02/02
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Subscription Rights                    $6.00       11/27/02                 X                        41,760      10/31/02  12/02/02
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Subscription Rights                    $6.00       11/27/02                 X                        311,288     10/31/02  12/02/02
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Subscription Rights                    $6.00       11/27/02                 X                        485         10/31/02  12/02/02
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Subscription Rights                    $6.00       11/27/02                 X                        20          10/31/02  12/02/02
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Subscription Rights                    $6.00       11/27/02                 X                        16          10/31/02  12/02/02
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7. Title and Amount of          8. Price of      9. Number of     10. Ownership     11. Nature of
   Underlying Securities           Derivative       Derivative        Form of           Indirect
   (Instr. 3 and 4)                Security         Securities        Derivative        Beneficial
                                   (Instr. 5)       Beneficially      Securities:       Ownership
                                                    Owned             Direct (D) or     (Instr. 4)
                                                    Following         Indirect (I)
                                                    Reported          (Instr. 4)
                                                    Transaction(s)
   -----------------------                          (Instr. 4)
   Title         Amount or
                 Number of
                 Shares
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Series A
Common Stock     102,335                             --0--               D
---------------------------------------------------------------------------------------------------
Series A
Common Stock     2,853,063                           --0--               I                 (1)(7)
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Series A
Common Stock     933,862                             --0--               I                 (2)(7)
---------------------------------------------------------------------------------------------------
Series A
Common Stock     41,760                              --0--               I                 (3)(7)
---------------------------------------------------------------------------------------------------
Series A
Common Stock     311,288                             --0--               I                 (4)
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Series A
Common Stock     485                                 --0--               I                 (5)
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Series A
Common Stock     20                                  --0--               D                 (6)
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Series A
Common Stock     16                                  --0--               I                 (8)
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Explanation of Responses:

(1) As the co-personal representative of the Estate of Bob Magness.

(2) By Magness Securities, LLC.

(3) By Magness FT Investment Company, LLC.

(4) By GMag, LLC.

(5) By Reporting Person's daughter.

(6) Owned jointly with Reporting Person's wife.

(7) Pursuant to General Instruction 4(b)(iv) to Form 4, the Reporting Person is reporting the exercise of subscription rights held by Magness Securities, LLC and Magness FT Investment Company, LLC and the corresponding acquisition of Series A Common
Stock.  However, since the Reporting Person only holds a 33% membership interest in Magness Securities, LLC and a 50% interest in
Magness FT Investment Company, LLC, the Reporting Person disclaims beneficial ownership in such rights and Series A Common Stock except to the extent of his pecuniary interest therein.  As co-personal representative of the Estate of Bob Magness the reporting person is reporting the exercise of subscription rights held by the Estate of Bob Magness and the corresponding acquisition of
Series A Common Stock.  The Reporting Person disclaims beneficial ownership in such rights and Series A Common Stock except to the extent of his pecuniary interest therein.

(8) Owned by Reporting Person's wife.




        /s/ Gary Magness                  1/22/2003
    -----------------------------------  -----------
      Gary Magness                          Date
      **Signature of Reporting Person

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

        * If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).

       ** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
          SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

    Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, SEE Instruction 6 for procedure.

http://www.sec.gov/division/corpfin/forms/form4.htm
LAST UPDATE: 09/05/2002

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